UNITED STATES OF AMERICA
               Before the
     SECURITIES AND EXCHANGE COMMISSION
____________________________________________

In the Matter of

NATIONAL FUEL GAS COMPANY                               TWENTY-FIFTH
NATIONAL FUEL RESOURCES, INC.                           CERTIFICATE
                                                        PURSUANT TO
File No. 70-7833                                          RULE 24

(Public Utility Holding Company Act of 1935)

____________________________________________

              In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Six and Twelve Months ended March 31, 1998. Also attached as Exhibit "B" is the Balance sheet of NFR as of March 31, 1998.

              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 15th day of May, 1998.

                                            NATIONAL FUEL RESOURCES, INC.



                                            By:/s/ R. J. Kreppel
                                               ---------------------------------
                                               R. J. Kreppel, President


                                            NATIONAL FUEL GAS COMPANY



                                            By:/s/ Gerald T. Wehrlin
                                               ---------------------------------
                                               Gerald T. Wehrlin, Controller